EXTEN INDUSTRIES, INC.
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                             1999 ANNUAL REPORT


Corporate Profile

Exten Industries, Inc. (OTCBB- EXTI), via its subsidiary, Xenogenics Corporation, owns the rights to the patent pending SybiolR synthetic bio-liver which can be used as an "artificial liver" to support transplant patients until a donor organ is available and as post-transplant stabilization. Perhaps more importantly, it is intended to help treat Hepatitis and other liver disease patients on a regularly scheduled outpatient basis to perform functions for the liver analogous to those which renal dialysis performs for the kidneys. There are other potential applications as well. It is hoped that this device could improve or save many lives.


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CHAIRMAN'S LETTER

Dear Fellow Shareholder:

It is my pleasure to report that your company continues to progress toward the development of its Sybiol synthetic bio-liver technology. The Company has the support of an outstanding group of doctors and scientists who support the Company as part of the Scientific Advisory Board. Dr. John Brems, Chairman of the Scientific Advisory Board, and head of the liver transplant department at Loyola University Medical Center in Chicago, Illinois heads this Board.

I am happy to say that our single biggest problem, which has been lack of funding for clinical research, has been solved. During February 2000 the Company entered into an agreement with Kestrel Equity Partners, Ltd.
(Kestrel) of Dallas, Texas. Under the terms of this agreement, Kestrel will raise $1.75 million and acquire a twenty-five percent (25%) equity interest in Exten's Xenogenics subsidiary, and a twelve percent (12%) equity interest in Exten. The first unit in the amount of $550,000 has been raised and these funds have been released to the Company. Kestrel believes that the additional funding, of which Exten/Xenogenics will receive an additional
$1.0 million will be completed shortly. Release of the additional funds will be based on the attainment of mutually agreed upon objectives.

A portion of the initial funding will be utilized to redesign the Sybiol device. Following the device redesign, the Company will complete its pre-clinical trial work at Loyola and begin Phase I FDA clinical trials.

There is still no live-cell artificial liver device on the US market.
Due to the increase in liver diseases and public awareness of the severity of the Hepatitis epidemic, as well as the continued scarcity of donor organs, the company continues to believe that there is a huge worldwide need and market for an "artificial liver" and that our proposed methodology will offer cost and treatment advantages over proposed competitive devices.

The Company is still a promising biomedical research organization with excellent technology. Our primary objective is to bring this technology to commercial viability as rapidly as possible. To that end we continue to try to bring the company onto a sounder fiscal footing. Strategic partnerships are being pursued and the Company is seeking an acquisition, merger, or strategic alliance with a profitable company.

Thank you all again for your continued patience and support. Your management team is dedicated to insuring that your faith and investment will be rewarded.


Sincerely,

W. Gerald Newmin,
Chairman and CEO


Xenogenics Corporation

Jim Considine, MD, MBA
President


Scientific Advisory Board

> John Brems, MD, FACS, Chairman; Director of Transplantation,
     Loyola University Medical Center, Chicago.
> Giovanni Ambrosino, Professor of Surgery, University of Padova, Italy
> Alessandra Colantoni, MD, Research Associate, Dept. of Medicine Liver
     Transplant Service, Loyola University Medical Center, Chicago.
> Donald Cramer, DVM, Ph.D., Director of Transplantation Biology Research
     Laboratory at St. Vincent Medical Center in Los Angeles.
> James Filkins, Ph.D., Professor Emeritus, Physiology and Surgery,
     Loyola University.
> Amy Friedman, MD, Chief, Liver Transplantation, Yale-New Haven Hospital. > Kurt Gehlsen, Ph.D., former CEO of Trauma Products, San Diego, CA.
> David H. Van Thiel, MD, Professor of Medicine, Director of Liver
     Transplantation and Co-Director of Gastroenterology at Loyola University, Chicago.


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Exten Industries, Inc.

W. Gerald Newmin
Chairman, CEO, and Secretary

Jerry Simek
President, COO and Treasurer

Farrest Loper
Director


Legal Counsel
Jeffers, Shaff & Falk, LLP
Irvine, CA

Independent Accountants
Logan Throop & Co.
San Diego, CA

Transfer Agent
Continental Stock Transfer
New York, NY


Common Stock
The company's stock is traded on the
Over the Counter Bulletin Board;
the symbol is EXTI.


Investor Relations
If you would like additional copies of
this report or other investor information, please direct your written request to :

Exten Industries, Inc.
9620 Chesapeake Drive, Suite 201
San Diego, CA 92123-1324

PHONE (858) 496-0173
FAX (858) 496-0573

e-mail: extixeno @aol.com

Website: www.exten.com


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Exten Industries, Inc.
Corporate Headquarters


9620 Chesapeake Drive, Suite 201
San Diego, CA 92123-1324

TELEPHONE (858) 496-0173

FAX (858) 496-0573

e-mail: extixeno @aol.com

Website: http://www.exten.com